JONES, WALKER, WAECHTER, POITEVENT,
CARRÈRE & DENÈGRE, L.L.P.
201 St. Charles Avenue
Suite 5100
New Orleans, LA 70170
September 5, 2006
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Attention:	Ms. Kathryn T. Jacobson

RE:	Stewart Enterprises, Inc. Form 10-Q for the quarter ended January 31, 2006 Filed March 13, 2006 File No. 1-15449
Ladies and Gentlemen:
     On behalf of Stewart Enterprises, Inc. (“Stewart” or the “Company”), we are submitting this letter for the purpose of responding to questions raised by the Commission’s staff (the “Staff”) in your letter dated August 8, 2006. We have repeated the Staff’s question in italics and followed it with Stewart’s response.
Form 10-Q for the Quarter Ended January 31, 2006
Condensed Consolidated Statements of Cash Flows, page 7

Comment 1.	Your response appears to focus on preneed funeral receivables and trust investments and the related non-controlling interest in the trust. Please confirm that the treatment would be the same for preneed cemetery receivables and trust investments and the related non-controlling interest in those trusts, and that you would be prepared to provide additional disclosures in future filings which would be similar to those outlined in your response for preneed funeral receivables and trust investments.

Response:	The treatment for preneed cemetery receivables and trust investments and the related non-controlling interest in those trusts would be the same as that of preneed funeral receivables. Additionally, we will provide additional disclosures in future filings that are similar to those outlined for preneed funeral receivables and trust investments.

Comment 2.	Additionally, our understanding is that the cemetery perpetual care trust investments are different from the preneed funeral and cemetery receivables and trust investments, in that there are more frequent withdrawals from the cemetery perpetual care trust investments to defray cemetery maintenance costs. It is unclear where you have historically classified the cash flows related to cemetery perpetual care trust investments and the related non-controlling interest in perpetual care trust. Please provide us with additional information to help us better understand your historical presentation. To the extent that you believe more information with respect to cash flows related to movements in the cemetery perpetual care trust should be presented, specifically the presentation of this information on a gross, or disaggregated basis, please provide us with your proposed changes to your disclosures.

Response:
     PERPETUAL CARE TRUSTS
The Company sells price-guaranteed preneed cemetery contracts providing for property interment rights, services and merchandise. For interment rights (cemetery property), the associated revenue and all costs to acquire the sale are recognized in accordance with SFAS No. 66, “Accounting for Sales of Real Estate.” Under SFAS No. 66, recognition of revenue and costs must be deferred until 10 percent of the property sale price has been collected. The Company is required by state law to pay into cemetery perpetual care trusts a portion of the proceeds from the sale of cemetery property interment rights.
Earnings from these cemetery perpetual care trust investments are recognized in cemetery revenues when distributable under state law and are used to defray cemetery maintenance costs which are expensed as incurred.
The Company currently recognizes and withdraws all dividend and interest income earned and, where permitted, capital gains. In certain instances, perpetual care trust funds require capital gains to be reinvested. In these cases, no income is recognized since the cash cannot be withdrawn.

     Cash Flow Example
Please see the following cash flow example that illustrates the Company’s current accounting methodology for cemetery property contracts that do not provide for any future services or merchandise:
The Company enters into a cemetery property sale with a consumer on January 1, 2004. The details of this contract are as follows:

Contract price:	$5,000
Selling costs:	$1,000
Cash collected from the customer at the time of sale:	$3,000
Cash statutorily required to be deposited to trust at the time of sale:	$300
Cash retained by Company at the time of sale:	$2,700
Receivable due from customer:	$2,000	(1)

(1)	When collected, $200 of the $2,000 will be deposited into the perpetual care trust.
For the Year Ended December 31, 2004, the following activity has taken place within the perpetual care trust investment:

Dividend received on the trust investment:	$5
Interest received on the trust investment:	$20
For the Year Ended December 31, 2005, the following activity has taken place:

Cash collected from customer:	$2,000
Cash statutorily required to be deposited to perpetual care trust:	$200
Dividend on the trust investment:	$10
Interest on the trust investment:	$30
Life of Contract Economics

Property sale	$5,000
Perpetual Care obligation (2)	500
Selling Costs	1,000
Property Costs	1,000

1st Year

Perpetual Care Trust Income	$25
Maintenance Costs (3)	$25
Gross Profit	$-0-

Each Year Thereafter
Perpetual Care Trust Income	$40
Maintenance Costs (3)	$40
Gross Profit	$-0-

(2)	Represents the amount required to be placed in trust (10% of $5,000).

(3)	For illustration purposes herein, we have assumed that maintenance costs are equal to trust earnings.
The Company records the following Journal Entries during the period ended December 31, 2004

A — The Company incurs costs to develop cemetery property prior to sale
Inventory	1,000
Cash		1,000

B — The Company enters into a property contract with a face value of $5,000 and receives $3,000 in cash from the customer
Cash	3,000
Receivable	2,000
Perpetual care obligation	500
Property revenue		5,000
Amounts to be collected for cemetery perpetual care trusts		500
(contra-account receivable)

C — The Company remits the required amounts to the trust
Amounts to be collected for cemetery perpetual care trusts (contra-account receivable)	300
Cash		300

Cemetery perpetual care trust investments	300
Non-controlling interest in perpetual care trusts		300

D — The Company records $1,000 of selling expenses related to the sale of the property contract and $1,000 for the cost of land
Cemetery costs and expenses	1,000
Cash		1,000

Cemetery costs and expenses	1,000
Inventory		1,000

E — The Trust receives a dividend of $5 and interest of $20 on the trust investments and distributes the cash to the Company
Cemetery perpetual care trust investments	25
Non-controlling interest in perpetual care trust		25

Non-controlling interest in perpetual care trust	25
Perpetual care trust revenue		25

Cash	25
Cemetery perpetual care trust investments		25

F — The company records the costs to maintain the cemetery property
Cemetery costs and expenses	25
Cash		25
The Company receives the remaining $2,000 from the customer by the end of the year ended December 31, 2005

G— The Company receives remaining $2,000 in cash from the customer
Cash	2,000
Receivable		2,000

H — The Company remits the required amounts to the trust

Amounts to be collected for cemetery perpetual care trusts (contra-account receivable)	200
Cash		200

Cemetery perpetual care trust investments	200
Non-controlling interest in perpetual care trusts		200

The Company records the following Journal Entries every year thereafter:

I — The Trust receives a dividend of $10 and interest of $30 on the trust investments
Cemetery perpetual care trust investments	40
Non-controlling interest in perpetual care trust		40

Non-controlling interest in perpetual care trust	40
Perpetual care trust revenue		40

Cash	40
Cemetery perpetual care trust investments		40

J — The Company records the costs to maintain the cemetery property
Cemetery costs and expenses	40
Cash		40
Based on the entries above, the Company’s statement of cash flows presented in accordance with paragraphs 11-13 of SFAS 95 is presented as follows:

	For the Year Ended		For the Year Ended
	December 31, 2004		December 31, 2005
(Dollars in thousands)	Reference #	Amount	Reference #	Amount
Operating
Net Income	B D E F	$2,500	I J	$—
Receivable	B C	(1,800)	G H	1,800
Inventory	A D	—		—
Cemetery perpetual care trust investments (1)	C E	(300)	H I	(200)
Non-controlling interest (1)	C E	300	H I	200

Cash provided by operating activities		$700		$1,800

Net increase in cash		$700		$1,800

(1)	As the perpetual care trust investment and non-controlling interest net to zero, these accounts are not presented on their own line items under the Company’s current cash flow presentation.

* * * * * * *
The Company believes it has accounted for cash flows in accordance with the conclusions reached with the Staff and other death care industry registrants during our adoption of FIN 46R. Additionally, the Company would like to bring to the Staff’s attention that we currently track and disclose the gross movement within our perpetual care trust investment portfolio in Note 6 to the April 30, 2006 10-Q. The gross movement disclosure includes gross purchases and sales within the trust investments as well as realized gains and losses related to the sales within the investments. Additionally, the Company reports the revenue recognized from perpetual care trust investments in Note 5. The Company has not historically included cemetery perpetual care trust withdrawals and deposits in its notes to the financial statements, but will include them in future filings.
We would like to again emphasize that the Company’s goal is to resolve this comment in a timely manner that is acceptable to the Staff. If the response to the Staff’s comment is not deemed adequate, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please contact the undersigned at (504) 582-8188. The Company will also be willing to discuss these comments with you at your convenience.

Sincerely,
/s/ L.R. McMillan, II

L. R. McMillan, II, Partner Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.